UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41713

ATS CORPORATION

(Translation of registrant’s name into English)

730 Fountain Street North

Building 3

Cambridge, Ontario N3H 4R7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

99.1	Fifth Amended and Restated Credit Agreement, dated July 29, 2020

99.2	First Amending Agreement to the Fifth Amended and Restated Credit Agreement, effective as of May 21, 2021

99.3	Second Amending Agreement to the Fifth Amended and Restated Credit Agreement, effective as of August 12, 2021

99.4	Third Amending Agreement to the Fifth Amended and Restated Credit Agreement, effective as of November 4, 2022

99.5	Fourth Amending Agreement to the Fifth Amended and Restated Credit Agreement, effective as of October 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATS CORPORATION (Registrant)

Date: November 20, 2023	By:	/s/ Stewart McCuaig
Name: Stewart McCuaig
Title: Vice President, General Counsel